PayLight Energy, Inc.

Balance Sheet

Date: **12/31/2018**

Assets		2018	2017
Current Assets			
Cash		$0.00	N/A
Accounts receivable		$0.00	
Inventory		$0.00	
Prepaid expenses		$0.00	
Short-term investments		$0.00	
	Total current assets	$0.00	-
Fixed (Long-Term) Assets			
Long-term investments		$0.00	
Property, plant, and equipment		$0.00	
(Less accumulated depreciation)		$0.00	
Intangible assets		$0.00	
	Total fixed assets	$0.00	-
Other Assets			
Deferred income tax		$0.00	
Other		$0.00	
	Total Other Assets	$0.00	-
Total Assets		**$0.00**	**-**

Liabilities and Owner's Equity			
Current Liabilities			
Accounts payable		$0.00	
Short-term loans		$0.00	
Income taxes payable		$0.00	
Accrued salaries and wages		$0.00	
Unearned revenue		$0.00	
Current portion of long-term debt		$0.00	
	Total current liabilities	$0.00	-
Long-Term Liabilities			
Long-term debt		$0.00	
Deferred income tax		$0.00	
Other		$0.00	
	Total long-term liabilities	$0.00	-
Owner's Equity			
Owner's investment		$0.00	
Retained earnings		$0.00	
Other		$0.00	
	Total owner's equity	$0.00	-
Total Liabilities and Owner's Equity		**$0.00**	**-**

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)		
Current Ratio (Current Assets / Current Liabilities)		
Working Capital (Current Assets - Current Liabilities)	$0.00	-
Assets-to-Equity Ratio (Total Assets / Owner's Equity)		
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)		